21004987

...ington, D.C. 20549

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SEC FILE NUMBER
8-65595

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SUN'S BROTHERS SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6770 HAWAII KAI DR. UNIT 209
(No. and Street)

HONOLULU	HI	96825
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MIN WON YANG, PRESIDENT	808-538-0590	sbs@hawaii.rr.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DAVILA ADVISORY LLC
(Name – if individual, state last, first, and middle name)

4220 DUNCAN AVE. STE.201	SAINT LOUIS	MO	63110
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MIN WON YANG, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SUN'S BROTHERS SECURITIES, INC., as of SEPTEMBER 30, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ERICA SHIGENAGA NOTARY PUBLIC No. 18-334 STATE OF HAWAII

Signature: Min Won Yang

Title: President

Notary Public Erica Shigenaga comm exp: 06/24/2022

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATE OF HAWAII,
City and County of Honolulu } ss:

Subscribed and sworn to before me this 23rd day of December 2021.

ERICA SHIGENAGA
NOTARY PUBLIC
No. 18-334
STATE OF HAWAII

Erica Shigenaga
Notary Public, State of Hawaii
My Commission Expires: 06/24/2022

Notary Certificate:
Doc. Date: 12/23/2021 # Pages: 1
Notary Name: Erica Shigenaga First Circuit
Document description:
Oath or Affirmation

Notary Signature

12/23/2021
Date

SUN'S BROTHERS SECURITIES, INC.

CONTENTS

DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Sun's Brothers Securities, Inc

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Sun's Brothers Securities, Inc identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Sun's Brothers Securities, Inc claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Sun's Brothers Securities, Inc stated that Sun's Brothers Securities, Inc met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2021 without exception. Sun's Brothers Securities, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sun's Brothers Securities, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davila Advisory, LLC

Saint Louis, Missouri
December 21, 2021

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2021

ASSETS		
Current Assets		
Cash in bank	$	26,797
Receivable from clearing broker		7,897
Total Current Assets		34,694
Office Equipment: Net of accumulated depreciation of $18,175		1,824
Other Assets		
Deposit with clearing Broker-Dealer		101,848
Total Assets	$	138,366
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$	8,129
Commissions payable		1,988
Total Current Liabilities		10,117
Other Liabilities		
Line of credit		24,506
Total Liabilities		34,623
Shareholder's equity:		
Common stock, $1.00 par value; 1,000 Shares authorized, issued and outstanding		1,000
Additional paid-in capital		97,346
Retained earnings		5,397
Total Shareholder's Equity		103,743
Total Liabilities and Shareholder's Equity	$	138,366

The accompanying notes are an integral part of these financial statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2021

Revenue:		
Commissions	$	104,094
Other revenue		4,888
Total Revenue	$	108,982
Expense:		
Clearing & execution charges		24,414
Commissions expense		6,732
Compensation of officers		5,879
Depreciation		700
Interest expense		1,329
Rent		9,600
Hawaii general excise tax		183
Other operating expenses		66,866
Total Expenses		115,703
Net Loss	$	(6,721)

The accompanying notes are an integral part of these financial statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2021

	Capital Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stock-holder's Equity
Balance at September 30, 2020	$ 1,000	$ 97,346	$ 21,084	$ 119,430
Distributions			(8,966)	(8,966)
Net Loss			(6,721)	(6,721)
Balance at September 30, 2021	$ 1,000	$ 97,346	$ 5,397	$ 103,743

The accompanying notes are an integral part of these financial statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2021

Cash Flows from operating activities:		
Net Loss	$	(6,721)
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation		700
Receivable from clearing broker		24,214
SBA debt relief		(4,888)
Accounts payable and accrued expenses		(25,671)
Commission payable		(111)
Tax payable		(13,054)
Net Cash Used by Operating Activities		(25,531)
Cash Flows from investing activities		
Purchase of Equipment		(1,879)
Net Cash Used by Investing Activities		(1,879)
Cash flows from financing activities:		
Distributions		(8,966)
Decrease in line of credit		(724)
Net Cash Used by financing activities		(9,690)
Net change in Cash		(37,100)
Cash Balance at September 30, 2020	$	63,897
Cash Balance at September 30, 2021	$	26,797
Supplemental Information		
Interest Paid	$	1,329
Taxes Paid	$	13,052

The accompanying notes are an integral part of these financial statements

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2021

Note A - Summary of Significant Accounting Policies:

Business activities:

Sun's Brothers Securities, Inc. (the Company) was registered on December 16, 2002 as a Broker/Dealer pursuant to Section 1 5(b) of the Securities Exchange Act of 1934 with the National Association of Security Dealers, Inc. (Now the Financial Industry Regulatory Agency, FINRA) Central Registration Depository System.

In accordance with this registration the nature and scope of Sun's Brothers Securities, Inc.'s activities are the sale of securities and related financial services in the State of Hawaii. Sun's Brothers Securities, Inc. is required to maintain a minimum "net capital" of $5,000 at all times.

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United State of America (GAAP).

Recognition of Revenue

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires an entity to follow a five step model to (a) identify the contact(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations. Inventory risk before the good or service is transferred and discretion in establishing the price.

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Operations. No further disaggregation is warranted at September 30, 2021.

Commission revenue and related expenses arising from securities transactions are recorded on a settlement date basis, an industry standard.

Securities Transactions

Commission revenue and related expenses arising from securities transactions are recorded on a trade date basis, which is the same day as the transaction date.

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2021

Cash and Cash Equivalents:
The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents. The Company had cash and cash equivalents of $26,797 at September 30, 2021.

Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, and reported revenues and expenses during the year. Actual results could differ from those estimates.

Office Equipment:
Office Equipment is stated at cost. Depreciation is computed using the accelerated method over five years which represents the estimated useful lives of the assets.

Income taxes:
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The Company had taxable loss of $6,721 for both Federal and State taxes during the period. The income taxes accrued for Federal and State were $0 and $0 respectively during the period. No tax asset was accrued due to de minimis amount of the loss.

The Company's tax filings are subject to audit by various taxing authorities. The Company's Federal Income Tax Returns for the years ended September 30, 2019, 2020, and 2021 remain open to examination by the Internal Revenue Service; State Income Tax Returns for the same periods remain open to examination by the State of Hawaii. In evaluating the Company's tax provisions and accruals, the Company believes that its estimates are appropriate based on current facts and circumstances.

Note B – Financial Instruments with Off-Balance Sheet Risk:

In the normal course of business, the Company purchases and sells securities as agent on behalf of its cash or margin customers. If either the customer or counter-party fails to perform the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

Note C - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requirements that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2021, the Company had net capital of $101,919 which was $96,919 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 34% at September 30, 2021.

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2021

Note D - Fully Disclosed Clearing Agreement:

The Company has a fully disclosed clearing agreement with a broker-dealer to execute orders, and the clearance and settlement of all transactions, for the Company's customers.

Note E – Related Party Information

The sole shareholder has provided office space for the Company on a month to month basis, for which the Company has incurred $9,600 in rent expense.

Note F – Concentrations

60% of the commission revenue earned for the year ended September 30, 2021 came from transactions on behalf of 4 customers. As of September 30, 2021, receivables from these customers comprised 75% of total receivables.

Note G – Line of Credit

The Company has an unsecured line of credit agreement with Central Pacific Bank which provides that the Company may borrow up to $50,000. Borrowing under the line accrues interest at an annual rate of 5.75% and daily periodic rate of .01575%. There was an outstanding balance of $24,506 on September 30, 2021. Maturity of Line of Credit is February 5, 2023.

Note H – Other Revenue

Under the terms of CARES Act, SBA was authorized to pay six months of principal, interest, and any associated fees that borrowers owe. The company received $4,888 debt relief assistance from SBA as of September 30, 2021. As a result, the Company recorded a gain on the SBA debt relief assistance in the amount of $4,888.

SUN'S BROTHERS SECURITIES, INC.

SCHEDULE I – SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 SEPTEMBER 30, 2021

COMPUTATION OF NET CAPITAL

Total ownership equity (from statement of financial condition)	$	103,743
Add:		
Allowable credits		-
Total capital and allowable credits		103,743
Deduct:		
Non-allowable assets		1,824
Net capital before haircuts on securities positions		101,919
Haircuts on securities		-
Net Capital	$	101,919

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required: (6-2/3%) of aggregate indebtedness:

Aggregate indebtedness	$	34,623
6-2/3% of above		2,306
Minimum dollar net capital requirement of broker-dealer		5,000
Net capital requirement (greater of above amounts)		5,000
Excess net capital	$	96,919

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	34,623
Percentage of Aggregate indebtedness to Net capital		33.97%

There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended on Dec. 21, 2021

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(ii) of that rule. Therefore the computation for determination of the Reserve requirement under Exhibit A of Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 have not been provided

DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Sun's Brothers Securities, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sun's Brothers Securities, Inc (the "Company") as of September 30, 2021, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sun's Brothers Securities, Inc as of September 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Sun's Brothers Securities, Inc's auditor since 2020.

Davila Advisory, LLC

Saint Louis, Missouri
December 21, 2021

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Sun's Brothers Securities, Inc

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sun's Brothers Securities, Inc (the "Company") as of September 30, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sun's Brothers Securities, Inc as of September 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Sun's Brothers Securities, Inc's auditor since 2020.

Davila Advisory, LLC

Saint Louis, Missouri
December 21, 2021

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

SUN'S BROTHERS SECURITIES, INC.

EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

December 21, 2021

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Sun's Brothers Securities, Inc. is a broker/dealer registered with the SEC and FINRA.

- Sun's Brothers Securities, Inc. claimed an exemptions under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended September 30, 2021.

- Sun's Brothers Securities, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Sun's Brothers Securities, Inc. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the year ended September 30, 2021 without exception.

- Sun's Brothers Securities, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended September 30, 2021.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: Minwon Yang

Name and Title: MIN WON YANG President